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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03012413

SEC FILE NUMBER
8-10463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/29/01 (MM/DD/YY) AND ENDING 12/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

OFFICIAL USE ONLY
FIRM ID. NO.
131955436

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BLVD
(No. and Street)

JERSEY CITY	**NEW JERSEY**	**07310**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH BRADLEY **(201) 557-0765**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 156

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, Michael Lynch and Kenneth O. Bradley, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Herzog, Heine, Geduld, LLC and Subsidiaries for the year ended December 27, 2002, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

MICHAEL LYNCH Manager	2/24/2003 Date
KENNETH O. BRADLEY Vice President and Chief Financial Officer	2/24/2003 Date

Subscribed and sworn to before me
on this 24th day of February, 2003

Notary Public

MICHAEL N. KATAYANAGI
NOTARY PUBLIC, State of New York
No. 24-4646325
Qualified in Nassau County
Commission Expires March 30, 2003

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES
(SEC I.D. NO. 8-10463)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 27, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Herzog, Heine, Geduld, LLC and Subsidiaries

We have audited the Consolidated Balance Sheet of Herzog, Heine, Geduld, LLC and subsidiaries ("the Company") as of December 27, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Consolidated Balance Sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Consolidated Balance Sheet presents fairly, in all material respects, the financial position of Herzog, Heine, Geduld, LLC and subsidiaries at December 27, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 24, 2003

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 27, 2002
(Dollars in Thousands)

ASSETS		LIABILITIES AND MEMBER'S EQUITY	
Cash and cash equivalents	$172,902	*Payables to affiliated company*	$ 41,652
Receivables from affiliated companies	37,518		
		Other payables	
		Compensations and benefits, interest and other	12,699
Interest and other receivables	682		
		Total	54,351
Other investments	1,556	*Subordinated Borrowings*	140,000
Exchange memberships - at cost	99		
Equipment and facilities	8,376		
(Net of accumulated depreciation and amortization of $ 461)			
Other assets	8,001	*Member's Equity*	34,783
Total Assets	$229,134	**Total Liabilities and Member's Equity**	$229,134

See Notes to Consolidated Balance Sheet.

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 27, 2002
(Dollars in Thousands except Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."). The Company is in the process of winding down its operations. On October 8, 2002, ML&Co. combined the Company with its Nasdaq trading unit. All business activities of the Company will cease in 2003 and all assets and liabilities of the Company will be transferred to an affiliate.

Basis of Presentation - The Consolidated Balance Sheet includes the accounts of the Company and its wholly-owned dormant subsidiary, Herzog Commodities, Inc. ("Commodities"), as well as its wholly-owned subsidiaries, Herzog, Heine, Geduld International, Inc. and Herzog, Heine, Geduld Global, Inc., which collectively own Herzog Heine Geduld International Limited ("HHGI"). All material intercompany transactions and accounts have been eliminated. The Consolidated Balance Sheet is presented in accordance with the accounting principles generally accepted in the United States of America and prevailing industry practices.

Use of Estimates - In presenting the Consolidated Balance Sheet, management makes estimates regarding the outcome of litigation, certain trading inventory valuations, carrying amount of certain investments and other matters that affect the reported amounts and disclosure of contingencies in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates resulting in a material impact to the Consolidated Balance Sheet.

Cash and Cash Equivalents - The Company records highly liquid securities and interest-bearing deposits with original maturity of three months or less, other than those used for trading purposes, as cash and cash equivalents.

Trading Assets and Liabilities - The Company's trading activities consisted primarily of securities brokerage, trading and securities financing transactions. Traded securities were recorded on a trade-date basis at fair value.

Fair values of trading securities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. At December 27, 2002, the Company did not have any trading assets and liabilities.

The Company recorded proprietary transactions in securities on a trade-date basis.

Equipment and facilities - Equipment and facilities primarily consist of technology hardware and furniture and fixtures, office equipment, and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Income Taxes – As a limited liability Company, the Company is not a separate taxable entity from its Parent. Accordingly, ML&Co. does not allocate any income taxes to the Company.

2. NEW ACCOUNTING PRONOUNCEMENTS

On November 25, 2002, the Financial Accounting Standards Board ("FASB"), issued Financial Interpretation Number ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others-an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.* FIN 45 requires guarantors to disclosure their obligations under certain guarantees. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements of interim or annual periods ending after December 15, 2002. The impact of adopting this provision had no effect on the financial condition of the Company.

In August 2001, the FASB released Statement No. 144, *Accounting for the Impairment or* Disposal *of Long-Lived Assets*, which supercedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets to be Disposed of* and the accounting and reporting provisions of the Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment for the business as previously defined in that opinion. This Statement also amends Accounting Research Bulletin ("ARB") No. 51, *Consolidated Financial Statements* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment of disposal of long-lived assets. The Company adopted the provisions of SFAS No., 144 on the first day of its fiscal year 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's balance sheet.

3. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co. and other companies affiliated by common ownership. Assets and liabilities include the following items:

Assets:	
Receivables from affiliates	$ 37,518
Liabilities:	
Payables to affiliated company	41,652
Subordinated borrowings	140,000

Receivables from affiliates include $28,229 receivable from the Company's affiliated clearing broker and $9,289 for the transfer of its investment in Nasdaq to an affiliate. Payables to affiliated company are with ML&Co. and arise in the normal course of business. During 2002, the Company transferred its lease obligations to an affiliate.

4. TRADING AND RELATED ACTIVITIES

Credit Risk - The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient ("default risk"). The Company has established policies and procedures for mitigating credit risk including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other broker or dealers. In the case of aged securities failed-to-receive, the Company may be required, under industry regulations to purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty. At December 27, 2002, the Company had no payables to brokers and dealers.

Concentration of Credit Risk - The Company provides services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing client and market conditions.

Market Risk - Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The Company seeks to mitigate market risk associated with trading inventories by employing strategies that correlate rate, price, and the spread movements of trading inventories.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instruments are carried at fair value or at amounts which approximate fair value.

Assets carried at amounts which approximate fair value consist predominantly of short-term financial instruments, which include cash and cash equivalents, and other assets. Similarly, balances relating to payables to affiliates, other payables and subordinated borrowings are carried at amounts which approximate fair value.

6. OTHER INVESTMENTS

The Company has equity interests in various partnerships and private companies. The cost method is used to account for investments where the Company has no material influence over the investee's operational and financial policies. In the opinion of management, these amounts reflect the fair value of the investments.

7. SUBORDINATED BORROWINGS

At December 27, 2002, the Company's subordinated borrowings with ML&Co. were as follows:

	Maturity	Amount Outstanding	Amount Available
Revolving subordinated loan	August 31, 2003	$ 140,000	$ 300,000

These borrowings, have been approved by The New York Stock Exchange, Inc. ("NYSE") for regulatory capital purposes in computing the Company's net capital pursuant to the SEC's net capital rule. The maturity date on the Revolving subordinated loan with ML&Co. is automatically extended to August 31 of the following year, unless on or before the day twelve months preceding the maturity date then in effect, written notification is given in accordance with the terms of the Revolving Note and Cash Subordination Agreement dated August 31, 2000, that the maturity date shall not be extended. The Revolving subordinated loan with ML&Co. bears interest based on ML&Co.'s average cost of funds at 1-month LIBOR plus 75 basis points.

8. COMMITMENTS AND CONTINGENCIES

Litigation - The Company has been named as a defendant in various other legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution. The general decline of securities prices that began in 2000 has resulted in increased legal actions against many firms, including the Company and may result in higher professional fees and litigation expenses.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers who would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including the Company.

Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties, injunctions or fines. The Company believes it has strong defenses to, and where appropriate, will vigorously contest, any of these actions. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company often cannot predict what the eventual loss or range of loss related to such matters will be. The Company believes, based on information available, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company as set forth in the Consolidated Balance Sheet, but may have an adverse impact on ML&Co.'s credit ratings. (See note 11 for more information).

9. EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees under defined contribution plans and a group annuity contract sponsored by ML&Co. ML&Co. reserves the right to amend or terminate these plans at any time. The defined contribution plans consist of the Retirement Accumulation Plan and the 401(k) Savings and Investment Plan. These plans cover substantially all U.S. employees who have met service requirements. ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

10. EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

In January 2001, pursuant to a ML&Co. Executive Committee resolution, it was decided to merge the Herzog, Heine, Geduld, Inc. Employee Stocks Ownership Plan ("ESOP") with and into the Merrill Lynch & Co., Inc. Employee Stock Ownership Plan ("ML ESOP") and that all amounts held in the trust established under the Plan were transferred to the trust established under the ML ESOP on July 17, 2001.

In August of 2002, 95,536 shares of ML&Co. and $124 was released to the ESOP by the Escrow Agent.

In April 2001, two participants in the ESOP filed a complaint in the United States District Court, District of New Jersey, against the Company, the individual members of ESOP's Committee and the ESOP's Administrative Committee, the Trustee of the ESOP, ML&Co. and other affiliates and the Merrill Lynch & Co., Inc. Employee Stock Ownership Plan ("ML ESOP") claiming breach of fiduciary duty, violation of the Employee Retirement Security Act of 1974 and violation of the Securities Exchange Act of 1934. The compliant seeks damages from ML&Co. involving substantial amounts. The court granted the motions to dismiss filed by the Company, individual members of the ESOP committees, and ML&Co. It also granted, in part, the motion to dismiss filed by State Street, dismissing most claims, but upholding one claim. Since then, plaintiffs have moved for reconsideration of the court's decision with respect to the Company, certain members of ESOP committees, and State Street, and they also have sought leave to file a second amended complaint reasserting claims against those defendants. Defendants have opposed those motions, and the Company is awaiting the court's decision. Although the results of the legal action cannot be predicted with certainty, it is the opinion of management of the Company and the management of ML&Co. that the resolution of these actions will not have a material adverse effect on the financial condition of the Company.

11. REGULATORY REQUIREMENTS

As a registered broker and dealer and member of the NASD, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum net capital, as defined, be the greater of $1,500 or 2% of aggregate debit items, as defined, arising from customer transactions. At December 27, 2002, the Company's regulatory net capital was $138,605 which was $137,105 in excess of the minimum requirement of $1,500.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 24, 2003

Herzog, Heine, Geduld, LLC and Subsidiaries
525 Washington Blvd.
Jersey City, New Jersey 07310

In planning and performing our audit of the consolidated financial statements of Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") for the year ended December 27, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 27, 2002 to meet the Commission's objectives.

This report is intended solely for information and the use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP